FAIRFAX  News Release
TSX Stock Symbol: FFH and FFH.U
TORONTO, February 23, 2017
Not for distribution to U.S. news wire services or dissemination in the United States.
FAIRFAX ANNOUNCES MODIFICATION OF PRICING TERMS AND EXTENSION
 OF CASH TENDER OFFER FOR SENIOR NOTES
Toronto, Ontario (February 23, 2017) – Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces today that it has amended the terms of its previously-announced modified "Dutch Auction" tender offers to purchase a targeted aggregate principal amount of notes of up to C$250 million (the "Target Amount") consisting of its outstanding 7.50% Senior Notes due 2019 (the "2019 Notes"), 7.25% Senior Notes due 2020 (the "2020 Notes") and 6.40% Senior Notes due 2021 (the "2021 Notes" and, together with the 2019 Notes and the 2020 Notes, the "Notes"). Capitalized terms used but not defined in this press release have the meanings set forth in the offer to purchase dated January 30, 2017 (the "Offer to Purchase").
The amendments to the offers to purchase the 2019 Notes, the 2020 Notes and the 2021 Notes (each an "Offer" and, collectively, the "Offers") include (i) modifying the applicable minimum fixed spread in respect of each series of Notes and providing additional tender spread choices that may be selected by holders of Notes in their Tender Instructions, and (ii) extending the Expiration Time and the Withdrawal Deadline to 5:00 p.m. (Toronto time) on Friday, March 10, 2017.
The following table sets out, for each series of Notes, the outstanding principal amount and certain other information, including the modified spread range which will be used to determine the Offer Consideration (as defined below) for each series of Notes:
Title of Security	CUSIP	Principal Amount Outstanding	GoC Reference Security	RBC Reference Page	Maximum Fixed Spread	Original Minimum Fixed Spread	Modified Minimum Fixed Spread
7.50% Senior Notes due 2019	303901AQ5	$400,000,000	CAN 1.75% 1SEP19(1)	RBCB	155 bps	140 bps	125 bps
7.25% Senior Notes due 2020	303901AR3	$275,000,000	CAN 3.50% 1JUN20(2)	RBCB	175 bps	165 bps	150 bps
6.40% Senior Notes due 2021	303901AU6	$400,000,000	CAN 3.25% 1JUN21(3)	RBCB	185 bps	175 bps	160 bps
_____________
(1)   1 3/4 percent Government of Canada Bond due September 2019 (ISIN: CA135087C855).
(2)   3 1/2 percent Government of Canada Bond due June 2020 (ISIN: CA135087YZ11).
(3)   3 1/4 percent Government of Canada Bond due June 2021 (ISIN: CA135087ZJ69).
Except as set forth herein, all other terms, provisions and conditions of the Offers will remain in full force and effect as set forth in the Offer to Purchase and the related Letter of Transmittal. There are no other modifications or extensions being made with respect to the Offers other than those announced herein.
Holders who have previously tendered Notes but do not wish to change their tender instructions need not take any further action. Holders who previously tendered their Notes and wish to change their tender instructions may withdraw their Notes and re-tender their Notes with new tender instructions at any time prior to 5:00 p.m. (Toronto time) on Friday, March 10, 2017.
The Offers are being made to the registered holders of the Notes upon the terms and subject to the conditions described in the Offer to Purchase, and the related Letter of Transmittal. Beneficial owners of Notes must follow the procedures for tendering outlined in the Offer to Purchase, and are advised to contact their broker, dealer, commercial bank, trust company or other intermediary through which they hold Notes.
The Offer Consideration in respect of each series of Notes properly tendered, not validly withdrawn and accepted by Fairfax for purchase will be a price, expressed in Canadian dollars, per $1,000 principal amount, to be determined by Fairfax at the time of pricing as described in the Offer to Purchase, in accordance with market convention and pursuant to a modified "Dutch Auction", and will be the price which reflects the yield to maturity on the settlement date of the Offers (the "Settlement Date") equal to the sum (such sum, the "Purchase Yield") of (a) the bid-side yield on the relevant Government of Canada Bond (the "GoC Reference Security") and (b) the relevant Clearing Spread (as defined below) (the "Offer Consideration"). Specifically, the Offer Consideration per $1,000 principal amount of each series of Notes will equal (a) the value per $1,000 principal amount of all remaining payments of principal and interest due to be made up to and including the maturity date of the Notes, discounted to the Settlement Date at a discount rate equal to the Purchase Yield, minus (b) the Accrued Interest (as defined below). The Offer Consideration will be payable in cash.
In addition to the Offer Consideration, Holders that properly tender and do not validly withdraw their Notes will also be paid, on those Notes that are accepted for purchase by Fairfax, accrued and unpaid interest from the last interest payment date to, but excluding, the Settlement Date, as applicable (the "Accrued Interest").
The Offers are being conducted as a modified "Dutch Auction". Under the modified Dutch Auction procedures, holders may submit tender instructions at the "base spread" (which is the maximum fixed spread for the relevant series) or on a "competitive" basis, as more particularly described in the Offer to Purchase. If Fairfax decides to accept any tenders of Notes for purchase, Fairfax will determine the relevant tender spread in whole basis points (the "Clearing Spread") for each series of Notes in accordance with the procedures described in the Offer to Purchase. The Clearing Spread in respect of each series of Notes will apply to all Notes of the relevant series accepted for purchase by Fairfax and will be the lower of (i) the relevant maximum fixed spread and (ii) the single highest spread specified in the tender instructions received on a competitive basis by tendering holders that will enable Fairfax to purchase its desired principal amount of Notes of the relevant series. Following the Expiration Time, as extended by this press release, Fairfax will determine the Clearing Spread for each series of Notes and will announce the results of the Offers by press release. This will include, for each series of Notes, the Clearing Spread, Purchase Yield, Offer Consideration, the aggregate principal amount of Notes to be purchased by Fairfax and the aggregate principal amount of Notes that will remain outstanding.
The Offers will expire at 5:00 p.m. (Toronto time) on Friday, March 10, 2017, unless further extended or earlier terminated as described in the Offer to Purchase. Holders of Notes must properly tender and not validly withdraw their Notes on or prior to the Expiration Time, as extended by this press release, in order to receive the Offer Consideration for their Notes. Tendered Notes may be withdrawn by Holders at any time prior to 5:00 p.m. (Toronto time) on Friday, March 10, 2017 unless further extended by Fairfax.
Following consummation of the Offers, any Notes that are purchased in the Offers will be retired and cancelled and no longer remain outstanding.
The above dates and times are subject, where applicable, to the right of Fairfax to further extend, re-open, amend and/or terminate the Offers, subject to applicable laws. Fairfax may increase or decrease the Target Amount at any time in its sole discretion. Holders should be aware that their broker, dealer, commercial bank, trust company or other intermediary will establish its own earlier deadlines for participation in, or withdrawal from, any of the Offers.
The complete terms and conditions of the Offers are set forth in the Offer to Purchase and Letter of Transmittal. Holders are encouraged to read those documents carefully before taking action with respect to the Offers.
The relevant dates with respect to the Offers have been extended as follows:
	Original Date	Extended Date
Expiration Time………...…….........	5:00 p.m., Toronto time, on February 23, 2017.	5:00 p.m., Toronto time, on March 10, 2017, unless further extended or terminated by Fairfax in its sole discretion.
Withdrawal Deadline………............	5:00 p.m., Toronto time, on February 23, 2017.	5:00 p.m., Toronto time, on March 10, 2017, unless further extended or terminated by Fairfax in its sole discretion.
Announcement of Clearing Spreads and indicative Final Acceptance Amount, Series Acceptance Amounts and proration………...…..	9:00 a.m., Toronto time, on February 24, 2017.	9:00 a.m., Toronto time, on March 13, 2017, unless further extended or terminated by Fairfax in its sole discretion.
Pricing and Determination of Offer Consideration…….……...................	At or around 11:00 a.m., Toronto time, on February 24, 2017.	At or around 11:00 a.m., Toronto time, on March 13, 2017, unless further extended or terminated by Fairfax in its sole discretion.
Announcement of Results………….	As soon as reasonably practicable following the Pricing Time.	As soon as reasonably practicable following the Pricing Time.
Settlement Date……………............	On or about March 1, 2017.	On or about March 16, 2017.
RBC Capital Markets is the exclusive dealer manager for the Offers. Questions regarding the Offers may be directed to RBC Capital Markets, at (416) 842-6311 or liability.management@rbccm.com. TSX Trust Company has been retained as depositary for the Offers. Requests for documents may be directed to TSX Trust Company at 1-866-600-5869 or TMXEcorporateactions@tmx.com.
None of Fairfax, its board of directors or officers, the Dealer Manager, the Depositary or the trustee for the Notes makes any recommendation as to whether Holders should tender or refrain from tendering their Notes in the Offers, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender their Notes and, if so, the principal amount of Notes to tender and the tender spread(s) at which such Notes will be tendered.
This press release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. Fairfax is making these Offers only by, and pursuant to the terms and conditions set forth in, the Offer to Purchase and the related Letter of Transmittal. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such offer, solicitation, or sale would be unlawful. The distribution of this press release and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this press release or the Offer to Purchase comes are required to inform themselves about and to observe any such restrictions.
Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the failure to successfully complete the Offers; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.